PAID, INC.
200 Friberg Parkway, Suite 4004
Westborough, MA  01581

October 6, 2016

Ms. Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Office of Consumer Products
450 Fifth Street, N.W.
Washington, D.C, 20549

Re:           PAID, Inc.
Schedule PRE 14A
Filed on September 1, 2016
File No. 000-28720

Dear Ms. Ransom:

On behalf of Paid, Inc. (the “Company”), we hereby respond to the Staff’s comment letter dated September 29, 2016 with respect to the filing referenced above.  The following repeats your comment with the Company’s response:

Questions and Answers about this Consent Solicitation, page 2

1.
Please expand your disclosure to disclose the period in which you plan to solicit consents.  Include restrictions upon the solicitation period under Delaware law, or your governing documents, if applicable. Please refer to Item 1 (a) of Schedule 14A.

Response:  We have expanded our disclosure on page 7 of the statement with a new question and answer, “When will the Consent Solicitation be Terminated?”

2.	Please disclose whether any shareholders have indicated that they will execute consents that vote in favor of the enumerated proposals.

Response:  We have disclosed on page 8 of the statement whether shareholders have indicated whether they will execute a consent in favor of the enumerated proposals, with a new question, “Have Shareholders Indicated that they will Execute Consents that vote in Favor of the Proposals?”

Reasons for the Reverse/Forward Split, page 8

3.
We note your reference in the second paragraph under this heading to shareholders’ ability to increase their account to “at least 100 shares” to avoid being cashed out.  Please revise this disclosure to explain the relevance of maintaining ownership of at least 100 shares, in light of the fact that the proposed reverse stock split is in a range of 1-for-500 to 1-for-3000 shares.

Response:  We corrected this error on page 14 of the statement.

Structure of the Reverse/Forward Split, page 9

4.
We note your disclosure on page 9 that, if the Reverse/Forward Split is approved and occurs, the Reverse/Forward Split of the Company common stock will become effective at the discretion of the Board of Directors on any date designated by the Board of Directors prior to effectiveness of Proposal 5 and Proposal 6.  In this regard, please clarify whether the authorization of the Reverse/Forward Split will be necessary in order to effect the Amalgamation Agreement, inasmuch as it appears that the Reverse/Forward Split must occur before any additional stock or class of preferred stock is authorized.  Please include a discussion of whether the Reverse/Forward Split will impact the additional amount of common shares required to be authorized for the amalgamation to occur.

Response:  We clarified this section with a new second paragraph on page 15 after the header “Structure of the Reverse/Forward Split”.

Effect of the Reverse/Forward Split on the Company, page 11

5.
We note your disclosure on page 11 that you do not intend this transaction to be the first step in a going-private transaction.  Please revise your filing to affirmatively state that this is not the first step in a going private transaction.  Additionally, please tell us whether it is possible that the reverse stock split could make you eligible to terminate the registration of your common stock under Section 12(g) of the Exchange Act, pursuant to Rule 12g-4(a)(l) or (2). In doing so, please focus on the number of holders of record, as defined in Rule 12g5-1 of the Exchange Act.

Response:  We revised the filing on page 18 of the filing by revising the second sentence and added a last sentence to the first paragraph.

Proposals 5 and 6: Authorization of Additional Common Shares and Authorization of a New Class of Preferred Stock, page 16

6.
Please revise your disclosure to include the information required by Items 11(e), 13, and 14 of Schedule 14A, as applicable.  In this regard, we note that you intend to effect the Amalgamation Agreement without a stockholder vote if enough shares are authorized and the class of preferred stock is approved.  Please refer to Item 11(e), Item 13, Item 14, and Note A of schedule 14A.

Response:  We added the disclosures required by Items 11(3), Item 13 and Item 14, primarily with the Summary Term Sheet at the beginning of the filing, and thereafter on page 38 through 49 and Appendices M, N, and O.

7.
We note that you have incorporated by reference certain information required by Item 13 of Schedule 14A.  Please tell us if you are relying upon Item 13(b)(2) to incorporate the required information by reference.  If so, please confirm that you will deliver the information incorporated by reference in the consent solicitation to shareholders at the same time that you send shareholders the consent solicitation.

Response: While we are including most of the information provided in the Company most recent Form 10-K and Form 10-Q filing, to the extent not included we have relied upon incorporation by reference and thus, the Company confirms that it will deliver the information incorporated by reference in the consent solicitation to shareholders at the same time that you send shareholders the consent solicitation

8.	Please disclose the anticipated number of shares of common stock and blank check preferred stock that you will issue pursuant to the Amalgamation Agreement.

Response:  We have disclosed the number of shares of common stock and preferred stock on page 31 of the filing.  The number will depend in part on the reverse/forward exchange ratio, but the percentages have also been disclosed.

Amalgamation Agreement, page 19

9.	Please clarify the exemption from registration under the Securities Act of 1933 upon which you will rely in issuing the exchangeable shares to the registered holders of emergeIT.

Response:  We believe that the Company can rely on Section 4(2) of the Securities Act.  The exchangeable shares are not tradable in less than six months and the shares will be delivered to 13 shareholders, almost all of whom live in Canada.  We have disclosed our reliance on this exemption on page 33 of the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In furtherance of your request, the undersigned hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing provides the additional facts and data necessary to answer the Staff’s concerns related to this accounting.  Please feel free to call or contact us or our counsel, Michael Refolo, Mirick O’Connell at 508-929-1622 (mrefolo@mirickoconnell.com) with any additional comments or questions.

Very truly yours,

PAID, Inc.

/s/ W. Austin Lewis, IV
By:
W. Austin Lewis, IV
President and Chief Executive Officer